SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: June 21, 2006
By: /s/ Andrew Boulanger
Name: Andrew Boulanger
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 20, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Announces Settlement Agreement Between Ontario Securities Commission and CEO Allan Bulckaert

Oakville, Ontario, June 20, 2006 – Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that the Ontario Securities Commission has approved a settlement agreement with President and Chief Executive Officer Allan G. Bulckaert. The settlement agreement fully resolves an OSC inquiry insofar as it relates to Mr. Bulckaert

The investigation followed a Bennett Environmental announcement on July 22, 2004, that the Company did not expect to receive the quantity of contaminated soil it had originally estimated in June 2003 when it was awarded a remediation subcontract in New Jersey.

At the time of the July 2004 announcement, Mr. Bulckaert had been with the Company less than six months. Prior to the announcement, as the Settlement Agreement notes, although he had been attempting to gather the necessary information about the subcontract, “Certain members of former management and other individuals hindered that effort by, among other things, providing him with inconsistent and/or incomplete information and not providing him with all of the relevant documents in their custody.”

On July 24, 2004, the Board of Directors formed a Special Committee of independent directors to investigate, among other things, the facts regarding the subcontract.

On August 26, 2004, after the Special Committee commenced its investigation, John A. Bennett, former President and Chief Executive Officer, resigned as Chairman of the Board. Robert A. Griffiths, Vice President, United States Sales, and Richard L. Stern, former Chief Financial Officer, also resigned in August and September 2004, respectively. The OSC enforcement proceeding is continuing against these three former executives.

Mr. Bulckaert cooperated fully with the Commission in its inquiry and has agreed to continue to cooperate in the ongoing investigation into other parties. No penalties or injunctive measures are imposed by the Settlement Agreement, but, consistent with his ongoing cooperation, Mr. Bulckaert has agreed to make a payment of approximately $64,165, reflecting unrealized additional losses on the sale of Company shares that Mr. Bulckaert sold in June 2004 for a realized loss of approximately $31,000.

As noted in the Settlement Agreement, as soon as Mr. Bulckaert became fully aware of potential disclosure issues arising from the New Jersey subcontract, he moved quickly and effectively to address the situation. Over the past two years, he also has driven the development and implementation of a broad array of corporate and regulatory compliance initiatives aimed at ensuring full compliance with both the spirit and the letter of the Securities Act.

For more information about the settlement agreement between the Commission and Mr. Bulckaert, please visit the Commission’s website at http://www.osc.gov.on.ca.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney, at the Oakville office at (905) 339-1540.